UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER 333-176329
CUSIP NUMBER  141474 106

(Check One):
Form 10-K __   Form 20-F __
Form 10-Q X  Form 10-D __  Form N-SAR __

     For Period Ended: 03/31/2012

       Transition Report on Form 10-K  __
       Transition Report on Form 20-F  __
       Transition Report on Form 11-K  __
       Transition Report on Form 10-Q  __
       Transition Report on Form N-SAR __
     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Cardigant Medical Inc.
Full Name of Registrant

N/A
Former Name if Applicable

1500 Rosecrans Avenue, St 500
Address of Principle Executive Office (Street and Number)

Manhattan Beach, CA 90266
City, State and Zip Code


PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE
State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is conducting a final review of its financial statements and managements discussion in order to complete the preparation of its Form 10-Q. For the foregoing reason, the registrant is unable to file without unreasonable effort and requires additional time in order to finalize and file its Form 10-Q.

PART IV--OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

(Name)
Jerett A. Creed

(Area Code)
310


(Telephone Number)
421-8654


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). X Yes __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
subject report or portion thereof?        __ Yes  X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cardigant Medical Inc.has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

May 15, 2012

Signed: /s/ Jerett A. Creed
Jerett A. Creed


INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.